September 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FreeSeas Inc.

Form 20-F for the fiscal year ended December 31, 2010

Filed May 19, 2011

File No. 000-51672

Ladies and Gentlemen:

FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), is submitting this letter in response to the comment letter dated September 15, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

Annual Report on Form 20-F for the year ended December 31, 2010

Operating and Financial Review and Prospects, page 31

1.	We note the presentation of Adjusted EBITDA on page 37. Please revise future filings to identify why management believes the non-GAAP measure is useful to investors and include the purposes for which management uses the non-GAAP measure if applicable. Please note that including the non-GAAP measure because it is an alternative measure of your performance is not an adequate reason and your revised disclosure should include a substantive reason that is unique to you as to why the measure is useful to your investors. Refer to instruction C(e) of Form 20-F and Regulation S-K, Item 10(e)(1)(i)(C) and (D).

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr

U.S. Securities and Exchange Commission

September 19, 2011

Response

The Company respectfully advises the Staff that in its future filings it will specifically disclose why the use of Adjusted EBITDA will provide useful information to investors and how Adjusted EBITDA is used by management. The Company anticipates disclosure substantially as follows:

“Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs.

The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.”

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

General

2.	Please revise the notes to the financial statements in future filings to include the fair value measurement disclosures required by ASC 820-10-50-5 for all assets and liabilities measured at fair value on a non-recurring basis, such as the vessels that were impaired during 2010.

Response

The Company respectfully advises the Staff that in future filings it will revise its disclosure in the Notes to the Financial Statements to include the additional disclosures required by ASC 820-10-50-5 for fair value measurements on a non-recurring basis, with disclosure substantially as follows:

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr

U.S. Securities and Exchange Commission

September 19, 2011

“The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Gains/ (Losses)
Non -Recurring measurements:	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$13,606	$—	$13,606	$—	$(9,378)
Vessels, net	15,000	—	15,000	—	(17,253)

Total	$28,606	$—	$28,606	$—	$(26,631)

In accordance with the provisions of relevant guidance, as of December 31, 2010, the Company compared the carrying value of the M/V Free Hero, which was classified as held for sale in the accompanying 2010 consolidated balance sheet (Note 5), with her estimated fair market value determined by independent brokers, less costs to sell and recognized an impairment loss of $9,378 in the accompanying 2010 consolidated statement of operations.

In addition, the Company also assessed for recoverability the carrying value of M/V Free Impala, including unamortized deferred dry docking costs of $156, due to her expected sale (Note 5). In performing its assessment, the Company compared the carrying value of the vessel with her estimated fair value at December 31, 2010 determined by independent brokers. As a result of this assessment the Company has recognized an impairment loss of $17,253 in the accompanying 2010 consolidated statement of operations.”

Note 1. Basis of Presentation and General Information, page F-8

(p) Accounting for Special Survey and Dry-Docking Costs, page F-11

3.	We note your disclosure that you follow the deferral method of accounting for special survey and drydocking costs whereby actual costs incurred are deferred and amortized over a period of five and two and a half years, respectively. Please revise your disclosure in future filings in the notes to the financial statements and in the Critical Accounting Estimates section of MD&A to provide a detailed description of the types of special survey and drydocking costs included in deferred charges and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr

U.S. Securities and Exchange Commission

September 19, 2011

Response

The Company respectfully advises the Staff that in its future filings it will revise its disclosure in the Notes to the Financial Statements and MD&A as follows (new disclosure is underlined):

“Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over periods of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are immediately written-off. In the accompanying financial statements, costs deferred are presented on a consistent basis and are limited to actual costs incurred at the yard, paints, class renewal expenses, and parts used in the dry docking or special survey. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.”

9. Derivatives at Fair Value, page F-19

4.	We note from pages 23 and 45 that you have arrangements where the amounts to be paid will change depending on the EUR/USD exchange rate. Please tell us how you account for these arrangements in your financial statements, including whether the arrangements qualify for treatment as derivative instruments under ASC 815. We may have further comment upon receipt of your response.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that based on its evaluation of the arrangements, the Company believes that the embedded foreign currency derivative included in such arrangements qualifies for the scope exception under the provisions of ASC 815-15-15-10 and ASC 815-15-15-15 and, accordingly, should not be separated from the host arrangements. Therefore, the costs related to these arrangements are expensed as incurred and are measured by applying either the fixed exchange rate (floor) or the current rate in cases whereas the USD rate deteriorates against the Euro.

In arriving at this accounting conclusion, the Company has considered ASC 815-15-15-10, which provides three criteria for features involving certain currency arrangements that qualify for scope exception from the provisions of ASC 815 and has concluded that, based on the specific terms of the arrangements, all three criteria referred to in ASC 815 are met. This conclusion was based on our assessment that (i) the arrangements are not considered to be financial instruments, but rather consist of service contracts for the provision of specific services by the counterparties, (ii) the local and functional currency of the counterparties to the arrangements is the Euro, the currency in which costs are incurred by the counterparties and on which payments required by these arrangements are based, and (iii) the aspects of the arrangements are clearly and closely related to the provision of the services required.

The Company has also considered the guidance contained in ASC 815-15-15-15, which provides three additional criteria for foreign currency caps and/or floors within a non-financial contract that qualify for the scope exception under ASC 815-15-15-10. The Company has determined that these criteria are also met, on the basis that the embedded floor does not contain either leverage features or written / net written option and is denominated in the local currency of the counterparties.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr

U.S. Securities and Exchange Commission

September 19, 2011

10. Long-Term Debt, page F-20

5.	Your disclosure on page F-22 indicates that a loan covenant was waived until April 2011. In this regard, it is unclear whether you violated a covenant at December 31, 2010. Please tell us and revise future filings to explain when this waiver occurred and to explain the nature of any debt covenant violations that existed at December 31, 2010. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulation S-X. Also, if debt covenant violations caused events of default, please explain the basis for classifying the related debt obligation to your financial statements as long-term debt. Refer to ASC 470-10-45-1.

Response

The Company respectfully advises the Staff that on November 6, 2009, Credit Suisse agreed to a modification of the value to loan security requirement for the period from April 1, 2010 until April 1, 2011, inclusive, from 135% to 115%, as disclosed in Note 8, page F-21 of the Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 16, 2010 (the “2009 20-F”).

The Company advises the Staff that it disclosed on page F-22 of the 2009 20-F that, as of December 31, 2010, the Company was in compliance with all of its original loan covenants. Reference to the “original” covenants was made to include also the original value to loan security requirement of 135% included in the loan agreement with Credit Suisse. As a result, and in the absence of any debt covenant violations or other events of default at December 31, 2010, the Company concluded that classification of the related debt obligations in its financial statements as long-term debt was appropriate. The Company notes the Staff’s comment and will revise future filings to more clearly disclose the information above.

Note 11. Commitments and Contingencies, page F-23

6.	We note your disclosure that in 2010 you agreed to settle the claim related to the Free Jupiter vessel in exchange for a full and definite settlement with the salvage company involved in the incident and a cash payment of $530 to the company. As a result, you wrote-off $986 which is included in “provision and write-offs of insurance claims and bad debts” in the statement of operations. In light of the fact that there was $9,240 of insurance claims receivable recorded on the balance sheet as of December 31, 2009, please explain to us why this amount was believed to be recoverable as of December 31, 2009 and tell us how you accounted for the write-off of this amount in the settlement of this receivable.

Response

The Company respectfully advises the Staff that the insurance claims receivable as December 31, 2009 amounted to $9,240. Of this amount, $8,623 related to the M/V Free Jupiter insurance claim as a result of the grounding incident that occurred in September 2007 (please see page F-22 of the 2009 Form 20-F). As of December 31, 2009, the Company had a payable of $6,049 to the salvor retained during the vessel salvage operation related to the incident. As of the same date, the Company had collected with no exceptions approximately $17 million of the original claim of approximately $25 million.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr

U.S. Securities and Exchange Commission

September 19, 2011

During 2010,

•	The Company received from the Hull Underwriters an amount of $3,393 in cash, of which $2,335 was applied towards the payable balance to salvors;

•

The Company received a discount amounting to $3,209 as adjustment after the definite conclusion of the total fees and expenses of the salvor retained during the salvage operation. This amount was applied to decrease equally our payable to the salvor and our claim against the P&I Club involved in the incident;

•	The P&I Club paid $505 directly to the salvor. This amount was applied to decrease equally our payable to the salvor and our claim against the P&I Club; and

•

In October 2010, the Company received from the P&I Club the amount of $530 in cash, in full and final settlement of the claim, and decided to write-off the remaining outstanding balance of $986 in order to avoid an expensive and lengthy arbitration process with the P&I Club and maintain the Company’s existing good relationship with all parties involved.

Form 6-K filed June 10, 2011

7.	We note that the exercise price of the Class Z warrants was reduced from $25.00 per share to $1.80 per share. Please tell us what effect this modification had on your financial statements as of June 30, 2011, including any additional compensation expense recognized as a result of the change. Refer to ASC 718-20-35-3 and include in your response the amount of additional compensation expense recognized and how such amount was calculated. To the extent no additional compensation expense was recognized, please explain why.

The Company respectfully advises the Staff that the Company’s Class Z warrants were issued to the holders of the Class Z warrants of Trinity Partners Acquisition Company Inc. (“Trinity”) that were outstanding on the date of the Company’s merger with Trinity, on December 15, 2005. As per ASC 718-10-15-2, the guidance in the Stock Compensation Topic applies to share-based payment transactions with employees. Because these warrants were not issued in any compensatory arrangements with employees, the Company believes that the provisions of ASC 718-20-35-3 do not apply.

The Company acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr

U.S. Securities and Exchange Commission

September 19, 2011

We trust that the information provided in this letter addresses the Staff’s comments. If you have any questions or further comments concerning the foregoing, please feel free to contact the undersigned at 011-30-210-452-8770 or at am@freeseas.gr, or Nina Gordon of Broad and Cassel at (561) 218-8856 or at ngordon@broadandcassel.com.

Very truly yours,

/s/ Alexandros Mylonas
Alexandros Mylonas
Chief Financial Officer

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece • Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 • info@freeseas.gr • www.freeseas.gr